May 16, 2005

TO UNIT HOLDERS OF SECURED INVESTMENT RESOURCES FUND, L.P.

         Re:      Supplemental Information Regarding
                  Offer to Purchase Units for $4 Per Unit

Dear Unit Holder:

     We are writing to provide you with updated and supplemental information regarding our Offer to Purchase up to 8,000 Units of limited partnership interests in Secured Investment Resources Fund, L.P. (the "Partnership"), dated April 15, 2005.

     Hidden Valley. The foreclosure of the Hidden Valley Exchange Shopping Center was postponed and is currently scheduled for May 25, 2005. It does not appear at this time that an acceptable agreement can be reached with the lender, so the Partnership is attempting to sell the property quickly to a buyer who has made an offer. A binding contract has not yet been signed. If that sale is consummated, the effective sale price would be approximately $1,360,000. If the Partnership is unable to complete that sale, then the Partnership will either file litigation to try to prevent the foreclosure, or will try again to negotiate with the lender in order to convey the property to the lender with a deed in lieu of foreclosure on acceptable terms. Even if the Partnership is able to sell the property, the Partnership does not expect to make any distributions to limited partners because the amount of net proceeds, after debt repayment, would be small and would be needed by the Partnership for the operation of its other property.

     Additional Property Data. Hidden Valley Exchange Shopping Center in Independence, Missouri, has 27,200 Sq. Ft. As of the date of this letter, the property had 9 tenants, occupying approximately 62% of the rentable square feet, with an average rent of $9.44 per Sq. Ft. The property has no anchor tenant or single tenant that occupies more than 10% of the rentable square feet. Cascade Apartments in Topeka, Kansas, has 86 units and, as of the date of this letter, the property was 92% occupied.

     Please note that the Offer is $4 per Unit in cash. Also, you may be able to obtain a tax benefit if you have accumulated passive losses that you can use once you have disposed of your investment in the Partnership; you should consult your tax advisor about this possibility.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is now scheduled to expire on May 26, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                            Very truly yours,

                            MILLENIUM MANAGEMENT, LLC